UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

May 4, 2023 (May 1, 2023)
(Date of Report (Date of earliest event reported))

Exodus Movement, Inc.

(Exact name of issuer as specified in its charter)

Delaware	81-3548560
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

15418 Weir St. #333
Omaha, NE  68137
(Full mailing address of principal executive offices)

(833) 992-2566
(Issuer’s telephone number, including area code)

Class A Common Stock
(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events
Press Release & Shareholder Letter

On May 1, 2023, Exodus Movement, Inc. (the “Company”) issued a press release and shareholder letter to provide an update on the results of operations for the quarter and year ended December 31, 2022. Copies of the press release and shareholder letter are attached hereto as Exhibits 99.1 and 99.2, respectively, and incorporated herein by reference.

For further details on our financial results for the year ended December 31, 2022 and 2021, respectively, please see our Form 1-K/A filed on May 2, 2023.

Item 7.	Departure of Certain Officers

Effective May 1, 2023, Daniel Castagnoli resigned from his role as President of the Company.  Mr. Castagnoli’s resignation from his position was not related to any disagreement with the Company on any matter relating to its operations, policies, or practices. Mr. Castagnoli will remain a member of the Exodus Movement, Inc. Board of Directors.  Mr. Castagnoli will be transitioning to the role of President of 3Zero LLC, the Company’s newly formed subsidiary focused on design services.

Safe Harbor and Forward-Looking Statements

The information furnished in Form 1-U is not deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, is not subject to the liabilities of that section, and is not deemed incorporated by reference in any filing under the Securities Act of 1933, as amended.

This communication contains forward-looking statements that are based on our beliefs and assumptions and on information currently available to us. In some cases, you can identify forward-looking statements by the following words: “will,” “expect,” “would,” “intend,” “believe,” or other comparable terminology. Forward-looking statements in this document include, but are not limited to, statements about our future financial performance, our business plan, our market opportunities and beliefs and objectives for future operations, and our newly formed subsidiary. These statements involve risks, uncertainties, assumptions, and other factors that may cause actual results or performance to be materially different, including inflation, volatility in the United States and global financial and crypto markets and changes in the Company’s strategy. More information on the factors, risks and uncertainties that could cause or contribute to such differences is included in our filings with the Securities and Exchange Commission, including in the “Risk Factors” section and the “Management’s Discussion and Analysis of Financial Condition and Result of Operations” section of our most recent annual, semi-annual or quarterly report. We cannot assure you that the forward-looking statements will prove to be accurate. These forward-looking statements speak only as of the date hereof. We disclaim any obligation to update these forward-looking statements.

Monthly Active Users

The exhibits contain information on our Monthly Active Users (“MAUs”), which the Company calculates using internal company data that has not been independently verified. While these numbers are based on what we believe to be reasonable calculations for the applicable period of measurement, there are inherent challenges in measuring MAUs. We regularly review and may adjust our processes for calculating our internal metrics to improve their accuracy, and we may have technical bugs or errors in our measurement processes. Our measure of MAUs may differ from estimates published by third parties or from similarly-titled metrics of our competitors due to differences in methodology. If our partners or investors do not perceive our metrics to be accurate, or if we discover material inaccuracies in our metrics, our reputation may be harmed and our partners, may be less willing to engage with the Exodus Platform, which could negatively affect our business and operating results. Further, as our business develops, we may revise or cease reporting metrics if we determine that such metrics are no longer accurate or appropriate measures of our performance. If investors, analysts or customers do not believe our reported measures, such as MAUs, are sufficient or accurately reflect our business, we may receive negative publicity and our operating results may be adversely impacted.

Exhibits
Exhibit Number	Description
99.1	Press release dated May 1, 2023
99.2	Shareholder letter dated May 1, 2023

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXODUS MOVEMENT, INC.

By:	/s/ James Gernetzke
Chief Financial Officer (Principal Financial & Accounting Officer)

Date:  May 4, 2023